[CRAWFORD INVESTMENT COUNSEL, INC. LETTERHEAD]

AMENDED AND RESTATED LETTER AGREEMENT

April 26, 2006

WHEREAS, Crawford Investment Counsel, Inc. (the “Adviser”) and Unified Series Trust (the “Trust”) entered into a Letter Agreement dated as of March 1, 2006, pursuant to which the Adviser agreed to waive its fees and/or reimburse certain operating expenses of the Crawford Dividend Growth Fund (the “Fund”) through December 31, 2006 (as hereby amended, the “Letter Agreement”); and

WHEREAS, the Letter Agreement provides that the Adviser has agreed to cap the Fund’s “net annual operating expenses” at 1.00% of the Fund’s average daily net assets; and

WHEREAS, the parties hereto desire to amend the Letter Agreement to track the language of the Fund’s Prospectus which provides that the Adviser has agreed to cap the Fund’s “Net Expenses” at 1.00% of the Fund’s average daily net assets; and

NOW, THEREFORE, the parties hereby agree to amend and restate the Letter Agreement in its entirety, as follows:

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Fund pursuant to the Management Agreement initially approved by the Board of Trustees on December 7, 2003 (the “Agreement”).

Effective as of January 1, 2006 through December 31, 2006, we hereby agree to waive our management fees and/or reimburse the Fund’s operating expenses, but only to the extent necessary to maintain the Fund’s Net Expenses, excluding 12b-1 fees (for the Class C shares), brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses, at 1.00% of the average daily net assets of the Fund.

Very truly yours,

CRAWFORD INVESTMENT COUNSEL, INC.

By:

John Crawford, President and CIO

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By:

2202726

Anthony Ghoston, President